MOL Plc.
Finance

RECEIVED
2007 JUN -5 A 6:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

25th May, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

07024111

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
JUN 0 7 2007
THOMSON
FINANCIAL

Richárd Benke
Investor Relations Director

Enclosure

MOL Plc.

INVESTOR NEWS

25 May 2007

Share sale of MOL manager

Michel-Marc Delcommune, member of the Board of Directors of MOL sold 8,500 MOL shares at HUF 23,002 on average on the Budapest Stock Exchange on 25 May 2007, with the assistance of Concorde Securities Ltd. as investment service provider. After the transaction Michel-Marc Delcommune owns 27,668 MOL shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ MOL Plc.

INVESTOR NEWS

24 May 2007

MOL decided on the development program in the Duna refinery

On 24 May 2007, the Board of Directors of MOL Group approved a development program for the Duna refinery, which will allow MOL to produce additional 1.3 million tones gas oil per year, to meet the strong demand growth on gas oil markets.

The program consists of three major elements. Firstly, the processing capacity of heavy and sour crude oils – Ural, Kirkuk etc. – will grow by 1.3 Mt/year through the revamp of one of the distillation units used currently for domestic crudes. Secondly, the conversion level of the refinery will be increased by constructing a new vacuum gas oil (VGO) hydrocrack unit of 1.5 Mt/year capacity. Finally, to process the incremental heavy residues, the existing Delayed coker unit will be upgraded by an additional capacity of 300 kt/year. The project also requires both the construction of a new hydrogen generation unit and an increase in the sulfur recovery capacity of the refinery.

The USD 420 million investment program is expected to be completed in 2010.

Diesel demand has seen double digit growth in recent years driven by car fleets' adoption of diesel and the growth in transportation, which is expected to continue in the coming years. This investment is in line with MOL's strategic aim of increasing crude oil product sales and diesel production share.

This project demonstrates our intention to grab organic growth opportunities. Leveraging on our outstanding refinery operation with the highest net cash margin among European refiners, and our commercial skills we believe, we can profitably capture emerging diesel growth opportunity. The expected return on this project exceeds our strategic targets.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

END